SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

(Amendment No. N/A)*

Boxwood Merger Corp.
(Name of Issuer)
Class A Common Stock, $0.0001 par value
(Title of Class of Securities)
10319T101
(CUSIP Number)
December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10319T101	13G	Page 2 of 14 Pages

1.		NAMES OF REPORTING PERSONS Boxwood Sponsor LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,175,000
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,175,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,175,000*

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.5%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* Consists of 250,000 shares of Class A Common Stock and 4,925,000 shares of Class F Common Stock. The shares of Class F Common Stock have no expiration date and will automatically convert into shares of Class A Common Stock at the time of the Issuer’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment as set forth in the Issuer’s registration statement on Form S-1 (File No. 333-228018) (the “Registration Statement”). Boxwood Sponsor LLC (“Boxwood Sponsor”) is jointly owned and managed by Boxwood Management Company, LLC (“Boxwood Management”) and MIHI Boxwood Sponsor, LLC, which is controlled by MIHI LLC (“MIHI”). MIHI and Boxwood Management have shared voting and dispositive power with respect to the Shares held by Boxwood Sponsor and, as such, may be deemed to beneficially own the Shares held by Boxwood Sponsor. Each of MIHI and Boxwood Management disclaim such beneficial ownership except to the extent of their respective pecuniary interests therein.

CUSIP No. 10319T101	13G	Page 3 of 14 Pages

1.		NAMES OF REPORTING PERSONS MIHI LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,175,000
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,175,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,175,000*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.5%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* Consists of 250,000 shares of Class A Common Stock and 4,925,000 shares of Class F Common Stock. The shares of Class F Common Stock have no expiration date and will automatically convert into shares of Class A Common Stock at the time of the Issuer’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment as set forth in the Registration Statement. These shares of Class A Common Stock and Class F Common Stock are held directly by Boxwood Sponsor. Boxwood Sponsor is jointly owned and managed by MIHI Boxwood Sponsor, LLC and Boxwood Management. MIHI Boxwood Sponsor, LLC is controlled by MIHI. MIHI and Boxwood Management have shared voting and dispositive power with respect to the Shares held by Boxwood Sponsor and, as such, may be deemed to beneficially own the Shares held by Boxwood Sponsor. Macquarie Group Limited (“Macquarie Group”) is the ultimate indirect parent of MIHI and may be deemed to beneficially own the Issuer’s securities held thereby. Macquarie Group, MIHI and MIHI Boxwood Sponsor, LLC disclaim such beneficial ownership of all shares of the Issuer, except to the extent of their pecuniary interests therein.

CUSIP No. 10319T101	13G	Page 4 of 14 Pages

1.		NAMES OF REPORTING PERSONS MIHI Boxwood Sponsor, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,175,000
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,175,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,175,000*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.5%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* Consists of 250,000 shares of Class A Common Stock and 4,925,000 shares of Class F Common Stock. The shares of Class F Common Stock have no expiration date and will automatically convert into shares of Class A Common Stock at the time of the Issuer’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment as set forth in the Registration Statement. These shares of Class A Common Stock and Class F Common Stock are held directly by Boxwood Sponsor. Boxwood Sponsor is jointly owned and managed by MIHI Boxwood Sponsor, LLC and Boxwood Management. MIHI Boxwood Sponsor, LLC is controlled by MIHI. MIHI and Boxwood Management have shared voting and dispositive power with respect to the Shares held by Boxwood Sponsor and, as such, may be deemed to beneficially own the Shares held by Boxwood Sponsor. Macquarie Group is the ultimate indirect parent of MIHI and may be deemed to beneficially own the Issuer’s securities held thereby. Macquarie Group, MIHI and MIHI Boxwood Sponsor, LLC disclaim such beneficial ownership of all shares of the Issuer, except to the extent of their pecuniary interests therein.

CUSIP No. 10319T101	13G	Page 5 of 14 Pages

1.		NAMES OF REPORTING PERSONS Macquarie Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,175,000
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,175,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,175,000*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.5%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) FI

* Consists of 250,000 shares of Class A Common Stock and 4,925,000 shares of Class F Common Stock. The shares of Class F Common Stock have no expiration date and will automatically convert into shares of Class A Common Stock at the time of the Issuer’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment as set forth in the Registration Statement. These shares of Class A Common Stock and Class F Common Stock are held directly by Boxwood Sponsor. Boxwood Sponsor is jointly owned and managed by MIHI Boxwood Sponsor, LLC and Boxwood Management. MIHI Boxwood Sponsor, LLC is controlled by MIHI. MIHI and Boxwood Management have shared voting and dispositive power with respect to the Shares held by Boxwood Sponsor and, as such, may be deemed to beneficially own the Shares held by Boxwood Sponsor. Macquarie Group is the ultimate indirect parent of MIHI and may be deemed to beneficially own the Issuer’s securities held thereby. Macquarie Group, MIHI and MIHI Boxwood Sponsor, LLC disclaim such beneficial ownership of all shares of the Issuer, except to the extent of their pecuniary interests therein.

CUSIP No. 10319T101	13G	Page 6 of 14 Pages

1.		NAMES OF REPORTING PERSONS Boxwood Management Company, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,175,000
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,175,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,175,000*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.5%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* Consists of 250,000 shares of Class A Common Stock and 4,925,000 shares of Class F Common Stock. The shares of Class F Common Stock have no expiration date and will automatically convert into shares of Class A Common Stock at the time of the Issuer’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment as set forth in the Registration Statement. These shares of Class A Common Stock and Class F Common Stock are held directly by Boxwood Sponsor. Boxwood Sponsor is jointly owned and managed by MIHI Boxwood Sponsor, LLC and Boxwood Management. Mr. Stephen M. Kadenacy owns a majority interest in, and is the sole manager of, Boxwood Management. As such, Mr. Kadenacy may be deemed to beneficially own the shares held by Boxwood Management or Boxwood Sponsor. Certain of the Issuer’s other officers and directors hold economic interests in Boxwood Management and pecuniary interests in certain of the securities held by Boxwood Management. Each of Boxwood Management, Mr. Kadenacy and such other officers and directors disclaims such beneficial ownership except to the extent of their respective pecuniary or economic interests therein.

CUSIP No. 10319T101	13G	Page 7 of 14 Pages

1.		NAMES OF REPORTING PERSONS Stephen M. Kadenacy
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,175,000
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,175,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,175,000*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.5%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Consists of 250,000 shares of Class A Common Stock and 4,925,000 shares of Class F Common Stock. The shares of Class F Common Stock have no expiration date and will automatically convert into shares of Class A Common Stock at the time of the Issuer’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment as set forth in the Registration Statement. These shares of Class A Common Stock and Class F Common Stock are held directly by Boxwood Sponsor. Boxwood Sponsor is jointly owned and managed by MIHI Boxwood Sponsor, LLC and Boxwood Management. Mr. Kadenacy owns a majority interest in, and is the sole manager of Boxwood Management. As such, Mr. Kadenacy may be deemed to beneficially own the shares held by Boxwood Management or Boxwood Sponsor. Mr. Kadenacy disclaims beneficial ownership except to the extent of his pecuniary interests therein.

CUSIP No. 10319T101	13G	Page 8 of 14 Pages

Item 1(a).	Name of Issuer:
Boxwood Merger Corp. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices:
1112 Montana Avenue, Suite 901, Santa Monica, CA 90403
Item 2(a).	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)            Boxwood Sponsor LLC

(ii)           MIHI LLC

(iii)          MIHI Boxwood Sponsor, LLC

(iv)          Macquarie Group Limited

(v)           Boxwood Management Company, LLC

(vi)          Stephen M. Kadenacy

Item 2(b).	Address of Principal Business Office or, if None, Residence:
The principal business address of each of Boxwood Sponsor LLC, Boxwood Management Company, LLC, and Stephen M. Kadenacy is 1112 Montana Avenue, Suite 901, Santa Monica, CA 90403. The principal business address of each of MIHI LLC and MIHI Boxwood Sponsor is 125 West 55th Street, L-22, New York, NY 10019-5369. The principal business address of Macquarie Group Limited is 50 Martin Place, Sydney, NSW, C3, 2000.
Item 2(c).	Citizenship:
Boxwood Sponsor LLC is a Delaware limited liability company. MIHI LLC and MIHI Boxwood Sponsor are Delaware limited liability companies. Macquarie Group Limited is a Corporation organized under the laws of Australia. Boxwood Management Company, LLC is a Delaware limited liability company. Mr. Kadenacy is a citizen of the United States of America.
Item 2(d).	Title of Class of Securities:
Class A Common Stock, $0.0001 par value (the “Shares”)
Item 2(e).	CUSIP Number:
10319T101
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

CUSIP No. 10319T101	13G	Page 9 of 14 Pages

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:__________________

Not Applicable.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

Disclosure for each Reporting Person:

(a)	Amount beneficially owned:

Boxwood Sponsor LLC – 5,175,000

MIHI LLC – 5,175,000

MIHI Boxwood Sponsor, LLC – 5,175,000

Macquarie Group Limited – 5,175,000

Boxwood Management Company, LLC – 5,175,000

Stephen M. Kadenacy – 5,175,000

CUSIP No. 10319T101	13G	Page 10 of 14 Pages

(b)

Percent of class:

Boxwood Sponsor LLC – 20.5%

MIHI LLC – 20.5%

MIHI Boxwood Sponsor, LLC – 20.5%

Macquarie Group Limited – 20.5%

Boxwood Management Company, LLC – 20.5%

Stephen M. Kadenacy – 20.5%

The percentages used herein and in the rest of this Schedule 13G are calculated based upon 5,000,000 shares of Class F Common Stock and 20,250,000 shares of Class A Common Stock outstanding after the Issuer’s initial public offering.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: Boxwood Sponsor LLC – 0 MIHI LLC – 0 MIHI Boxwood Sponsor, LLC – 0 Macquarie Group Limited – 0 Boxwood Management Company, LLC – 0 Stephen M. Kadenacy – 0
(ii)

Shared power to vote or to direct the vote:

Boxwood Sponsor LLC – 5,175,000

MIHI LLC – 5,175,000

MIHI Boxwood Sponsor, LLC – 5,175,000

Macquarie Group Limited – 5,175,000

Boxwood Management Company, LLC – 5,175,000

Stephen M. Kadenacy – 5,175,000

CUSIP No. 10319T101	13G	Page 11 of 14 Pages

(iii)

Sole power to dispose or to direct the disposition of:

Boxwood Sponsor LLC – 0

MIHI LLC – 0

MIHI Boxwood Sponsor, LLC – 0

Macquarie Group Limited – 0

Boxwood Management Company, LLC – 0

Stephen M. Kadenacy – 0

(iv)

Shared power to dispose or to direct the disposition of:

Boxwood Sponsor LLC – 5,175,000

MIHI LLC – 5,175,000

MIHI Boxwood Sponsor, LLC – 5,175,000

Macquarie Group Limited – 5,175,000

Boxwood Management Company, LLC – 5,175,000

Stephen M. Kadenacy – 5,175,000

Sponsor has shared voting and shared dispositive power with respect to 250,000 shares of Class A Common Stock and 4,925,000 shares of Class F Common Stock. The shares of Class F Common Stock have no expiration date and will automatically convert into shares of Class A Common Stock at the time of the Issuer’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment as set forth in the Registration Statement. Boxwood Sponsor is jointly owned and managed by Boxwood Management and MIHI Boxwood Sponsor, LLC, which is controlled by MIHI. Macquarie Group is the ultimate indirect parent of MIHI and may be deemed to beneficially own the Issuer’s securities held thereby. MIHI and Boxwood Management have shared voting and dispositive power with respect to the Shares held by Boxwood Sponsor and, as such, may be deemed to beneficially own the Shares held by Boxwood Sponsor. Mr. Kadenacy owns a majority interest in, and is the sole manager of Boxwood Management, and, as such, may be deemed to beneficially own the shares held by Boxwood Management or Boxwood Sponsor. Each of MIHI, Boxwood Management, Macquarie Group, MIHI Boxwood Sponsor, LLC, and Mr. Kadenacy disclaim such beneficial ownership except to the extent of their respective pecuniary interests therein.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not Applicable.

CUSIP No. 10319T101	13G	Page 12 of 14 Pages

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

 Not Applicable.

Item 8. Identification and Classification of Members of the Group.

 See Exhibit 1.

Item 9. Notice of Dissolution of Group.

 Not Applicable.

Item 10. Certifications.

Not Applicable.

CUSIP No. 10319T101	13G	Page 13 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2019

BOXWOOD SPONSOR LLC

By:	/s/ Stephen Kadenacy
Name: Stephen Kadenacy
Title: Manager

MIHI LLC

By:	/s/ Nick Butcher
Name: Nick Butcher
Title: President

By:	/s/ Tobias Bachteler
Name: Tobias Bachteler
Title: Vice President

MIHI Boxwood Sponsor, LLC

By:	/s/ Tobias Bachteler
Name: Tobias Bachteler
Title: Manager

By:	/s/ Jin Chun
Name: Jin Chun
Title:Manager

CUSIP No. 10319T101	13G	Page 14 of 14 Pages

MACQUARIE GROUP LIMITED

By:	/s/ Paulina Chan
Name: Paulina Chan
Title: Authorized Signatory

By:	/s/ Gus Wong
Name: Gus Wong
Title: Authorized Signatory

BOXWOOD MANAGEMENT COMPANY, LLC

By:	/s/ Stephen Kadenacy
Name: Stephen Kadenacy
Title: Manager

STEPHEN KADENACY

By:	/s/ Stephen Kadenacy

Exhibit 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning her, him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that she, he or it knows or has reason to believe that such information is inaccurate.

BOXWOOD SPONSOR LLC

By:	/s/ Stephen Kadenacy
Name: Stephen Kadenacy
Title: Manager

MIHI LLC

By:	/s/ Nick Butcher
Name: Nick Butcher
Title: President

By:	/s/ Tobias Bachteler
Name: Tobias Bachteler
Title: Vice President

MIHI Boxwood Sponsor, LLC

By:	/s/ Tobias Bachteler
Name: Tobias Bachteler
Title: Manager

By:	/s/ Jin Chun
Name: Jin Chun
Title: Manager

MACQUARIE GROUP LIMITED

By:	/s/ Paulina Chan
Name: Paulina Chan
Title: Authorized Signatory

By:	/s/ Gus Wong
Name: Gus Wong
Title: Authorized Signatory

BOXWOOD MANAGEMENT COMPANY, LLC

By:	/s/ Stephen Kadenacy
Name: Stephen Kadenacy
Title: Manager

STEPHEN KADENACY

By:	/s/ Stephen Kadenacy
Name: Stephen Kadenacy